The Boeing Company 100 North Riverside Chicago IL 60606-1596

June 26, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:    Ms. Cecilia Blye, Chief
Office of Global Security Risk

Re:        The Boeing Company
Form 10-K for the Financial Year Ending December 31, 2014
Filed February 12, 2015
File No. 1-00442
Dear Ms. Blye:
Set forth below are the responses of The Boeing Company (the “Company” or “Boeing”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 12, 2015, related to the Company’s Form 10-K for the year ending December 31, 2014 filed on February 12, 2015. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

1. Please update us on your contacts with Sudan and Syria since your letter to us dated September 28, 2012. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, since your 2012 letter, whether through subsidiaries, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Since the Company's letter to the Commission dated September 28, 2012 (the “Prior Letter”), Boeing has not provided-nor does it anticipate providing-any services, products, information or technology to Sudan or Syria (the “Sanctioned Countries”), directly or indirectly, nor has Boeing had any agreements, commercial arrangements, or other contacts with the Sanctioned Countries, including the governments of those countries or entities they control, except as specifically described below.

Boeing’s contacts with the Sanctioned Countries since the date of the Prior Letter have consisted of activities related to: (a) safety-of-flight services; (b) commercial satellites; (c) a litigation settlement; and (d) litigation filed by Syrian Arab Airlines against Alsalam Aircraft Company, a Saudi Arabian company in which Boeing holds an equity interest. Each of Boeing’s activities described in this letter was performed in full compliance with U.S. laws and regulations, either with “no license required” or with authorization pursuant to licenses and exemptions from the Treasury Department's Office of Foreign Assets Control (“OFAC”) and/or the Department of Commerce Bureau of Industry and Security (“BIS”). Any anticipated contacts with the

Sanctioned Countries relate solely to similar activities, in each case subject to any applicable laws and regulations and pursuant to any required licenses and/or exemptions from OFAC and/or BIS.

Trade control and sanctions compliance oversight at Boeing continues to be overseen by its Global Trade Controls (“GTC”) organization under the Office of Internal Governance. In addition, Boeing maintains a formal export compliance program that includes policies, procedures, and employee training. In collaboration with Boeing's business units and other key functional areas within the Company, GTC reviews all proposed contacts with the Sanctioned Countries before the release of goods or information or the provision of services.

Set forth below are detailed descriptions of each contact with the Sanctioned Countries:

(a)
Safety-of-Flight Services. Safety-of flight services with respect to the Sanctioned Countries have consisted of activities related to the production and sale of navigation materials as well as overflight permit procurement services. Boeing's activities in this area are pursuant to U.S. government authorization.

During the period covered by the Staff’s comment, Boeing has sold flight navigation materials consisting of standard airway manuals (paper charts) to customers in the Sanctioned Countries pursuant to exemptions in the OFAC sanctions program for certain informational materials.1 In order to produce these materials, Boeing obtains aeronautical information publications from the Sanctioned Countries pursuant to information exchange arrangements entered into under the aforementioned OFAC exemptions. The table below sets forth the revenues for sales of flight navigation materials related to each of the Sanctioned Countries.
($ thousands)

Country	2012	2013	2014	3 months ended March 31, 2015
Sudan	$36	$37	$30	$9
Syria	325	<1	4	—
Total:	$361	$37	$34	$9

In addition, Boeing (through non-governmental third parties) assists operators from non-sanctioned countries obtain permits to fly over the Sanctioned Countries. Contacts with the governments of the Sanctioned Countries related to the procurement of overflight permits are authorized by OFAC general licenses.2 During the period covered by the Staff’s comment, Boeing did not generate any revenue from the Sanctioned Countries from the procurement of overflight permits; however, Boeing paid approximately $59,000 to non-sanctioned service providers in order to obtain such permits from the Sanctioned Countries.

(b)
Commercial Satellites. As described in the Prior Letter with respect to the period prior to September 28, 2012, Boeing performs in-orbit maintenance services for two commercial satellites launched in 2008 on behalf of a non-sanctioned entity partly owned by a multinational consortium in which Sudan and Syria have participation interests of less than 2.5% in the aggregate. In addition, during 2012 Boeing conducted preliminary discussions related to potential commercial communication satellite sales and/or services with this consortium and a private corporation whose shareholders include a Sudanese company in which the government of Sudan holds a substantial stake. Finally, an executive in Boeing’s commercial satellite business is a member of a satellite industry advisory panel on which a representative of one of the private entities also sits. Boeing has had no direct contact with the Sanctioned Countries in connection with any of these commercial satellite activities.

1 Informational Materials Exemption 31 C.F.R. Sections 538.212(c.)(1), 538.306(a)(1), 542.211(b)(1), and 542.307(a)
2 Allowable Payments for Overflights of Sudanese Airspace 31 C.F.R. Section 538.517; Allowable Payments for Overflights of Syrian Airspace OFAC General License 13 and Payments for overflights of Syrian airspace or emergency landings in Syria authorized 31 C.F.R. Section 542.518

(c)
Litigation Settlement.  In 2012 and 2013, Boeing entered into settlement agreements in respect of litigation filed by multiple plaintiffs against Boeing in connection with personal injuries allegedly sustained in the crash of Turkish Airways Flight 1951 on February 25, 2009.  Two of these plaintiffs were citizens of Syria and one was a citizen of Sudan.  In connection with the settlement, Boeing’s insurers disbursed an aggregate of $1.5 million to the bank account of the U.S. law firm that represented these three plaintiffs.  These settlement payments were disbursed by our insurer and, therefore, had no effect on Boeing’s financial statements and involved no direct contact between Boeing and the plaintiffs other than in connection with the settlement of the claims.

(d)
Litigation Initiated in Syria. As described in the Prior Letter, Alsalam Aircraft Company, a Saudi Arabian company in which Boeing holds an equity interest (“Alsalam”), provided aircraft overhaul services to Syrian Arab Airlines in 2011. These services were authorized by U.S. export licenses and were performed at facilities outside the Sanctioned Countries. Alsalam and Boeing suspended the aircraft overhaul agreement with the customer and ceased all associated activity upon the issuance of Executive Order 13582, effective as of August 18, 2011. At December 31, 2012, 2013 and 2014, Boeing’s balance sheet included $1.6 million for advances received from Syrian Arab Airlines prior to August 2011. Subsequent to the issuance of the Prior Letter, Syrian Arab Airlines has attempted to contact Alsalam with respect to completing work pursuant to the suspended agreement, and has initiated litigation in Syria seeking relief in connection with Alsalam’s ceasing to perform under the agreement. Alsalam has not had any direct contact with Syrian Arab Airlines related to the litigation. However, Alsalam has engaged a Syrian law firm in connection with its defense of the litigation, for which Alsalam has obtained a license from OFAC.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As discussed in greater detail in our response to Comment No. 1 above, Boeing’s contacts with the Sanctioned Countries since the date of the Prior Letter have been limited to activities related to: (a) safety-of-flight services; (b) commercial satellites; (c) a litigation settlement; and (d) litigation filed against Alsalam in Syria. None of the activities described above involve amounts that are material to Boeing, either individually or in the aggregate.

Boeing’s annual revenues in 2012, 2013 and 2014 totaled $81.7 billion, $86.6 billion and $90.8 billion respectively. Boeing does not consider the level of activity described above, or any revenues, assets and/or liabilities associated with those activities, to be quantitatively material.

Boeing's minimal contacts with Sanctioned Countries are designed to be in full compliance with applicable U.S. law and regulations. Boeing continues to maintain an export control and sanctions compliance program that includes training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. Export control and compliance programs are likewise established within other Boeing-owned or Boeing-controlled entities. These programs include trade control specialists assigned within Boeing's business units to advise on business transactions and monitor compliance.

Boeing also has established policies and procedures designed to ensure that Company personnel involved in international business and exporting activity are knowledgeable and positioned to prevent any impermissible contact as well as ensure that parties to any business transactions are screened against the appropriate U.S. government Specially Designated, Denied Parties and other lists. In addition, the Company engages directly and regularly with U.S. government regulators to keep them informed of Boeing's business interests and activities with respect to these countries.

Boeing has a demonstrated commitment to compliance with U.S. export laws and regulations. As such, Boeing believes that its sales to these countries are not and should not be regarded as qualitatively or quantitatively material to a reasonable investor making an investment decision. Based on the materiality of these activities, Boeing also believes that divestment activities and similar initiatives at the state or local level or otherwise should not affect a reasonable investor's assessment of our reputation or share value.
* * * * *
The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the Staff contact the undersigned at (312) 544-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Robert E. Verbeck
Robert E. Verbeck
Senior Vice President of Finance & Corporate Controller
The Boeing Company

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